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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. )*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           EPICOR SOFTWARE CORPORATION

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                                (NAME OF ISSUER)

         COMMON STOCK                                        29426L108

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(TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)

                                 APRIL 30, 2000

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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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45256.0001

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            29426L108                                       13G                              Page 2 of 6
------------------------------------ --------------------------------------------            --------------------------------------

----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSON:                           1) ENTRUST CAPITAL INC., 2) ENTRUST PARTNERS LLC,
                                                                                  3) ENTRUST PARTNERS OFFSHORE LLC
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:             1) 13-3933026, 2) 13-4021839,
                                                                                             3) 13-4075262
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [_]
                                                                                                                          (B) [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               2) 1,160,600, 3) 209,300
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             1) 2,475,833
             OWNED BY
                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          2) 1,160,600, 3) 209,300
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        3,029,023

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       4,398,993

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                        [_]

----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                           10.61%

----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IA

----------------------------- --------------------------------------------------- -------------------------------------------------

Item 1

         (a)      Name of Issuer

                  Epicor Software Corporation

         (b)      Address of Issuer's Principal Executive Offices

                  195 Technology Drive
                  Irvine, CA 92618-2402

Item 2

         (a)      Name of Person Filing

                  See Item 1 of the Cover Page attached hereto

         (b)      Address of Principal Business Office or, if none, Residence

                  650 Madison Avenue
                  New York, New York  10022

         (c)      Citizenship

                  See Item 4 of the Cover Page attached hereto

         (d)      Title of Class of Securities

                  Common Stock

         (e)      CUSIP Number

                  29426L108

Item 3

         (e) EnTrust Capital Inc., EnTrust Partners LLC and EnTrust Partners Offshore LLC are Investment Advisers registered under section 203 of the Investment Advisers Act of 1940

Item 4

         (a)       Amount Beneficially Owned

                   See Item 9 of the Cover Page attached hereto

         (b)       Percent of Class

                   See Item 11 of the Cover Page attached hereto

         (c)       Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote

                        See Item 5 of the Cover Page attached hereto

                   (ii) shared power to vote or to direct the vote

                        See Item 6 of the Cover Page attached hereto

                  (iii) sole power to dispose or to direct the disposition of

                        See Item 7 of the Cover Page attached hereto

                   (iv) shared power to dispose or to direct the disposition of

                        See Item 8 of the Cover Page attached hereto

Item 5

                  Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6

                  Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7

                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

Item 8

                  Identification and Classification of Members of the Group

                  Not applicable

Item 9

                  Notice of Dissolution of Group

                  Not applicable

Item 10

                  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2000
                                      EnTrust Capital Inc.
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title: V.P. & General Counsel

                                      EnTrust Partners LLC
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel

                                      EnTrust Partners Offshore LLC
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel

           JOINT FILING AGREEMENT
           The undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

           IN WITNESS WHEREOF, the undersigned hereby execute this agreement on May 9, 2000.

                                      EnTrust Capital Inc.
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title: V.P. & General Counsel

                                      EnTrust Partners LLC
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel

                                      EnTrust Partners Offshore LLC
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel